Exhibit 3.1
AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS OF
WABASH NATIONAL CORPORATION
By resolutions adopted by the Board of Directors of Wabash National Corporation (the “Corporation”), on January 16, 2008, the Board of Directors authorized the following amendments to the Corporation’s amended and restated bylaws (the “Bylaws”):
1. Section 2.10 “Required Vote was amended by deleting the last sentence and inserting:
Each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast at any meeting at which a quorum is present and for which (i) the Secretary of the Corporation receives a notice in compliance with applicable requirements for stockholder nominations for directors set forth in these Bylaws that a stockholder proposes to nominate a person for election to the Board of Directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the day the Corporation first mails or otherwise transmits its notice of meeting for such meeting to the stockholders.
2. Section 3.2 “Number and Election” was renamed to “Number and Qualification.”
3. The contents of Section 3.2 were reclassified as subsection 3.2.1 “Number of Directors.”
4. A new Section 3.2.2 “Qualification of Directors” as follows was added:
3.2.2 Qualification of Directors
     (a) Each director shall submit his or her Irrevocable Resignation (as defined in (b) of this Section 3.2.2 below) in writing to the Board of Directors or the Corporate Governance and Nominating Committee.
     (b) The Board of Directors shall nominate for re-election as a director only an incumbent candidate who has tendered, prior to the mailing of the proxy statement for the annual meeting at which he or she is to be nominated for re-election as a director, an irrevocable resignation authorized by Section 141(b) of the Delaware General Corporation Law that will be effective upon (i) the failure of the director to receive the required vote at any annual meeting at which such director is nominated for re-election and (ii) acceptance by the Board of Directors of such resignation (an “Irrevocable Resignation”). The Board of Directors shall fill director vacancies and new directorships only with candidates who tender, at or prior to the time of their appointment to the Board of Directors, an Irrevocable Resignation.
The foregoing is certified as an amendment to the Bylaws of the Corporation, adopted by a majority of the Board of Directors effective as of January 16, 2008.

/s/ Robert J. Smith
Robert J. Smith, Senior Vice President, Chief Financial Officer
January 22, 2008